

October 29, 2010

Mr. David A. Caron
Vice President and Principal Accounting Officer
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for fiscal year ended June 26, 2010**
> **Filed August 19, 2010**
> **File No. 001-34192**

Dear Mr. Caron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Signatures</u>

1.   It appears that you have not included the signature from the individual who is acting as your principal financial officer or the individual who is acting as your principal accounting officer or controller after the second signature block. If not, please amend your Form 10-K to include those signatures. Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K.

<u>Exhibits</u>

2.   We note you disclosure on page 12 that Avnet Electronics accounted for approximately 12% of your revenues in 2010 and 2009. Please file your distribution agreement with Avnet as an exhibit, or tell us how you determined it was not required to be filed by Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Louis Rambo at (202) 551-3289 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief

cc (fax):   Charles G. Rigg
               Senior Vice President of Administration, General Counsel